# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ESGL Holdings Limited, CIK 0001957538
CUSIP: G3R95P108
Title of class of securities: Ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 101, TUAS SOUTH AVENUE 2, U0, Singapore (U0), 637226
Date of event which requires filing of this statement: 01/15/2025
Amends the filing with accession number 0001493152-24-015802
Filed by CIK 0002020101
Persons authorized to receive notices and communications: Samuel Wu, 55 Li Hwan Drive, U0, Singapore (U0), 557089, 65 88900078

## Reporting persons
- Samuel Wu (CIK 0002020101): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 6,641,380; shared voting power 0; sole dispositive power 6,641,380; shared dispositive power 0; aggregate amount beneficially owned 6,641,380 (16.5% of the class)
  Comment: Percentage is calculated based on 40,239,419 ordinary shares issued and outstanding on December 20, 2024.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value $0.0001 per share
Name of issuer: ESGL Holdings Limited
Address of issuer's principal executive offices: 101, TUAS SOUTH AVENUE 2, U0, Singapore (U0), 637226

## Item 2. Identity and Background
Name of person filing: Samuel Wu
Residence or business address: 55 Li Hwan Drive, Singapore 557089
Present principal occupation or employment: N/A
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Singapore

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On March 27, 2024, the Reporting Person entered into a Share Purchase Agreement dated March 27, 2024 (the "Purchase Agreement") with the Issuer, pursuant to which the Issuer issued in a private placement 10,000,000 Ordinary Shares to the Reporting Person at a purchase price of US$0.25 per share. The initial closing under the Purchase Agreement took place on March 28, 2024 pursuant to which the Reporting Person purchased 2,000,000 Ordinary Shares. The second and final closing under the Purchase Agreement took place on April 3, 2024 pursuant to which the Purchaser purchased 8,000,000 Ordinary Shares.

On August 21, 2024, the Reporting Person entered into a Share Purchase Agreement dated August 21, 2024 with the Issuer, pursuant to which the Issuer issued in a private placement 200,000 Ordinary Shares to the Reporting Person at a purchase price of US$0.29 per share. The closing under the Purchase Agreement took place on August 22, 2024. For a period of three months following the closing date, The Reporting Person was granted the right to purchase up to an aggregate of 3,441,380 additional Ordinary Shares on the same and terms and conditions set forth in the Share Purchase Agreement dated August 21, 2024. The Reporting Person exercised the right to purchase 3,441,380 additional Ordinary Shares on September 27, 2024.

On September 14, 2024, the Reporting Person sold 4,000,000 Ordinary Shares in a private transaction at the sale price of US$1.02 per share.

On January 15, 2025, the Reporting Person sold 3,000,000 Ordinary Shares in a private transaction at the sale price of US$1.00 per share.

## Item 4. Purpose of Transaction
Purpose of transaction: Samuel Wu currently owns 16.50% outstanding shares of the Issuer, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Person with respect to Rows 11 and 13 on the cover pages of this Statement that relate to the aggregate number and percentage of Ordinary Shares (including, but not limited to, footnotes to such information) are incorporated herein by reference.

The responses of the Reporting Person with respect to Rows 7, 8, 9, and 10 of the cover pages of this Statement that relate to the number of Ordinary Shares as to which the Reporting Person referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, footnotes to such information) are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
The responses of the Reporting Person with respect to Rows 11 and 13 on the cover pages of this Statement that relate to the aggregate number and percentage of Ordinary Shares (including, but not limited to, footnotes to such information) are incorporated herein by reference.

The responses of the Reporting Person with respect to Rows 7, 8, 9, and 10 of the cover pages of this Statement that relate to the number of Ordinary Shares as to which the Reporting Person referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, footnotes to such information) are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in this Statement, the Reporting Person has not, to the best of their knowledge, engaged in any transaction with respect to the Issuer's Ordinary Shares during the sixty days prior to the date of filing this Statement.
Other persons with the right to receive dividends or sale proceeds: Except as described in Item 3, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Ordinary Shares beneficially owned by the Reporting Person as reported in this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Share Purchase Agreement dated March 27, 2024 (incorporated by reference to Exhibit 10.1 to the report on Form 6-K filed by ESGL Holdings Limited with the SEC on April 1, 2024).

2. Share Purchase Agreement dated August 21, 2024 (incorporated by reference to Exhibit 10.1 to the report on Form 6-K filed by ESGL Holdings Limited with the SEC on August 23, 2024).

## Signatures
- Samuel Wu: /s/ Samuel Wu, Samuel Wu (01/24/2025)